Filed by Apollo Tactical Income Fund Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Apollo Tactical Income Fund Inc.

Commission File No. 811-22591

File No. of Related Registration Statement: 333-275640

MidCap Financial Investment Corporation Investor Presentation May 2024 Unless otherwise noted, information as of March 31, 2024. Confidential and Proprietary - Not for distribution, in whole or in part, without the express written consent of Apollo Global Management, Inc. It should not be assumed that investments made in the future will be profitable or will equal the performance of the investments shown in this document.

Disclaimers, Definitions and Important Notes Forward-Looking Statements statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT, and/or AIF Some of the statements in this presentation constitute forward-looking statements because they relate to in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy future events, future performance or financial condition. The forward-looking statements may include Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, statements as to: future operating results of MidCap Financial Investment Corporation (the “Corporation”, the annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and “Company” or “MFIC”, Apollo Senior Floating Rate Fund Inc. (“AFT”), and Apollo Tactical Income Fund Inc. current reports on Form 8-K. (“AIF”), and distribution projections; business prospects of MFIC, AFT, and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT, and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and Past Performance “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain Past performance is not indicative nor a guarantee of future returns, the realization of which is dependent on many factors, many of which are beyond the control of Apollo Global Management, Inc., MFIC Adviser, Apollo factors could cause actual results and conditions to differ materially from those projected, including the Credit Management LLC, MFIC, AFT, and AIF. There can be no assurances that future dividends will match or uncertainties associated with (i) the ability of the parties to consummate one or both of the Mergers (as exceed historic ones, or that they will be made at all. Net returns give effect to all fees and expenses. Unless defined below) contemplated by the Merger Agreement among MFIC, AFT and certain other parties thereto otherwise noted, information included herein is presented as of the date indicated on the cover page and and the Merger Agreement among MFIC, AIF and certain other parties thereto on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the may change at any time without notice. MFIC, AFT and AIF are subject to certain significant risks relating to their businesses and investment objectives. For more detailed information on risks relating to MFIC, AFT and anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to AIF, see the latest annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form the Mergers; (iv) the percentage of the stockholders of MFIC, AFT, and AIF voting in favor of the applicable 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K, as applicable. Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; Financial Data (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of one or both merger agreements; (x) the future operating results and net Financial data used in this presentation for the periods shown is from MFIC's, AFT's and AIF's Form 10-K, investment income projections of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the Form N-CSR, Form 10-Q and Form N-CSRS filings, as applicable, with the SEC during such periods. Unless combined company; (xi) the ability of Apollo Investment Management L.P. (“MFIC Adviser”) to implement otherwise indicated, the numbers shown herein are rounded and unaudited. Quarterly, semi-annual, and MFIC Adviser’s future plans with respect to the combined company; (xii) the ability of MFIC Adviser and its annual financial information for MFIC, AFT, and AIF refers to fiscal periods. All share and per share data affiliates to attract and retain highly talented professionals; (xiii) the business prospects of MFIC, AIF, AFT or, shown herein is adjusted for the one-for-three reverse stock split of MFIC’s common stock which took effect following the closing of one or both of the Mergers, the combined company and the prospects of their at the close of business on November 30, 2018. portfolio companies; (xiv) the impact of the investments that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company to achieve Additional Important Disclosure their objectives; (xvi) the expected financings and investments and additional leverage that MFIC, AIF, AFT or, This presentation is confidential and may not be distributed, transmitted or otherwise communicated to following the closing of one or both of the Mergers, the combined company may seek to incur in the future; others, in whole or in part, without the express written consent of Apollo Global Management, Inc. (together (xvii) the adequacy of the cash resources and working capital of MFIC, AIF, AFT or, following the closing of with its subsidiaries, “Apollo”) and is intended solely for the use of the persons to whom it has been one or both of the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the delivered. This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any operations of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the security, product or service. This presentation and the transactions, investments, products, services, securities Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of or other financial instruments referred to in this presentation are not directed to, or intended for distribution these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT, other jurisdiction where such distribution, publication, availability or use would be contrary to any laws or and AIF have based the forward-looking statements included in this press release on information available to regulations. Recipients may only use this presentation to the extent permitted by the applicable laws and them on the date hereof, and they assume no obligation to update any such forward-looking statements. 2 regulations and should be aware of and observe all such applicable laws and regulations. Although MFIC, AFT, and AIF undertake no obligation to revise or update any forward-looking

Disclaimers, Definitions and Important Notes “Assets Under Management”, or “AUM”, refers to the assets of the funds, partnerships and accounts to No Offer or Solicitation which Apollo provides investment management, advisory, or certain other investment-related services, This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an including, without limitation, capital that such funds, partnerships and accounts have the right to call from advertisement and the communication of this Presentation is not, and under no circumstances is it to be investors pursuant to capital commitments. AUM equals the sum of: construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT or AIF or in 1. The net asset value (“NAV”), plus used or available leverage and/or capital commitments, or gross assets any fund or other investment vehicle managed by Apollo or any of its affiliates. plus capital commitments, of the yield and certain hybrid funds, partnerships and accounts for which we Additional Information and Where to Find It provide investment management or advisory services, other than certain collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”), and certain perpetual capital vehicles, which have a fee- This presentation relates to the proposed Mergers (as defined below) and certain related matters (the generating basis other than the mark-to-market value of the underlying assets; for certain perpetual “Proposals”). In connection with the Proposals, MFIC, AFT, and AIF filed with the SEC and mailed to their capital vehicles in yield, gross asset value plus available financing capacity; respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC filed with the SEC a registration statement that includes the Joint Proxy Statement and a prospectus of MFIC (the 2. The fair value of the investments of equity and certain hybrid funds, partnerships and accounts Apollo manages or advise, plus the capital that such funds, partnerships and accounts are entitled to call from “Registration Statement”). The Joint Proxy Statement and the Registration Statement will each contain investors pursuant to capital commitments, plus portfolio level financings; important information about MFIC, AFT, AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No 3. The gross asset value associated with the reinsurance investments of the portfolio company assets Apollo offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of manages or advises; and the Securities Act. STOCKHOLDERS OF MFIC, AFT, and AIF ARE URGED TO READ THE JOINT PROXY 4. The fair value of any other assets that Apollo manages or advises for the funds, partnerships and accounts STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL to which Apollo provides investment management, advisory, or certain other investment-related services, BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, plus unused credit facilities, including capital commitments to such funds, partnerships and accounts for CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN investments that may require pre-qualification or other conditions before investment plus any other IMPORTANT INFORMATION ABOUT MFIC, AFT, and AIF AND THE PROPOSALS. Investors and security capital commitments to such funds, partnerships and accounts available for investment that are not holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, otherwise included in the clauses above. http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT’s website at Apollo’s AUM measure includes Assets Under Management for which Apollo charges either nominal or zero https://www.apollofunds.com/apollo-senior-floating-rate-fund, and, for documents filed by AIF, from AIF’s fees. Apollo’s AUM measure also includes assets for which Apollo does not have investment discretion, website at https://www.apollofunds.com/apollo-tactical-income-fund#shareholders. including certain assets for which Apollo earns only investment-related service fees, rather than management or advisory fees. Apollo’s definition of AUM is not based on any definition of Assets Under Management contained in its governing documents or in any management agreements of the funds Apollo manages. Participants in the Solicitation Apollo considers multiple factors for determining what should be included in its definition of AUM. Such factors include but are not limited to (1) Apollo’s ability to influence the investment decisions for existing and MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its available assets; (2) Apollo’s ability to generate income from the underlying assets in funds it manages; and affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. (3) the AUM measures that Apollo uses internally or believe are used by other investment managers. Given Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2024 the differences in the investment strategies and structures among other alternative investment managers, Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2024. AFT, AIF, their directors, Apollo’s calculation of AUM may differ from the calculations employed by other investment managers and, as certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and a result, this measure may not be directly comparable to similar measures presented by other investment its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. managers. Apollo’s calculation also differs from the manner in which its affiliates registered with the SEC Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for report “Regulatory Assets Under Management” on Form ADV Part I and Form PF in various ways. Apollo uses their 2024 Annual Meeting of Stockholders, which was filed with the SEC on May 8, 2024. Information AUM, Gross capital deployed and Dry powder as performance measurements of its investment activities, as regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of well as to monitor fund size in relation to professional resource and infrastructure needs. the MFIC, AFT, and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above. 3

Introduction MFIC Investment Highlights Table of Contents MFIC Recent Accomplishments and Portfolio Review Proposed Mergers of MFIC, AFT, and AIF Conclusion Appendix 4

Introduction 5

INTRODUCTION MidCap Financial Investment Corporation (“MFIC”) Positioned to be a Pure Play Senior Secured Middle Market BDC MFIC is a publicly traded (NASDAQ: Apollo is a high growth MFIC) business development company 1 MidCap Financial is a global alternative asset (“BDC”) treated as a regulated investment leading lender to middle manager with approximately company (“RIC”) for tax purposes focused market companies 2 $671 billion of AUM and on investing primarily in senior secured manages both MidCap loans to middle market companies 3 Financial and MFIC sourced from MidCap Financial’s portfolio and investments Strong Alignment of Interest % Equity Ownership in MFIC ü Apollo Global Management 3.8% 2 ü MidCap Financial 3.0% 4 ü MFIC Directors and Officers 1.2% 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. As of March 31, 2024. Please refer to the beginning of the presentation for the definition of AUM. 3. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc. MidCap Financial Investment Corporation (“MFIC”) is managed by Apollo Investment Management, L.P., an affiliate of Apollo Global Management, Inc. 4. 6 Not Ee xc : N lud o g es u uar nves antte ed e r thes att rtia cr ted ge s tst w ocill k b ue n a itsc.hieved.

INTRODUCTION MFIC Snapshot General Corporate Information Investment Portfolio (at fair value) MFIC $2.35 billion Ticker Investment Portfolio NASDAQ Global Select 154 Exchange # of Portfolio Companies Net Assets $1.01 billion # of Industries 23 2 1 Kroll Bond Rating Agency BBB- / Stable First Lien % 97% Note: Past performance is not indicative nor a guarantee of future results. Information as of March 31, 2024. At fair value, unless otherwise noted. 1. Kroll Bond Rating Agency rating affirmed in June 2023. Credit ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. Apollo provides compensation directly to Kroll for its evaluation of the Fund. Credit ratings do not address the suitability of securities or the suitability of securities for investment purposes and should not be relied on as investment advice. 2. Based on corporate lending portfolio which includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and other select investments. 7

NTRODUCTIO`N Apollo Today: Integrated Asset Management and Retirement Services Capabilities GLOBAL MANAGEMENT $60B+ 4,900+ ASSET Market RETIREMENT Employees MANAGEMENT Capitalization SERVICES Globally A / A2 / A Rated by Fitch, Moody’s, S&P ASSET MANAGEMENT $671B ~$23B A / A2 / A A+ / A1 / A+ / A Assets Under Regulatory Rated by Fitch, Rated by Fitch, 1 Management Capital 2 Moody’s, S&P Moody’s, S&P, AM Best Solutions across the alternative risk spectrum Wide range of retirement services Alternative Credit Investment Grade 4 US Annuity Sales 3 #1 #1 3 #1 Business Alternative Credit Business Long track record in Private Equity: Total Earnings Growth 34 26% 5 6 IRR since inception: 39% (gross) 24% (net) (2022-2023) YEARS As of March 31, 2024, unless noted otherwise. Past performance is not indicative nor a guarantee of future results. Apollo Asset Management, Inc. is the asset management business of Apollo Global Management, Inc. Please refer to the beginning of this presentation for the definition of Assets Under Management. 1. Represents the aggregate capital of Athene's US and Bermuda insurance entities as of March 31, 2024, determined with respect to each insurance entity by applying the statutory accounting principles applicable to each such entity. Adjustments are made to, among other things, assets and expenses at the holding company level. Excludes capital from noncontrolling interests. 2. Financial strength ratings for primary insurance subsidiaries. Strength ratings are statements of opinions and not statements of facts or recommendations to purchase, hold or sell securities. They do not address the suitability of securities for investment purposes and should not be relied on as investment advice. 3. Based on AUM as disclosed in public filings as of March 31, 2024. 4. FY23 industry rankings per Life Insurance Marketing and Research Association (LIMRA). 5. As of December 31, 2023. For the period 1990 through 2023. Includes performance from Fund I through Fund X and 8 represents the quarter-end investment-related cash flows to and from each applicable Apollo Fund (and not to and from the investors therein). Fund-level performance is available upon request. Please refer to the Definitions slide for additional performance disclosures. 6. Based on Adjusted Net Income. Please refer to the Appendix for the definition of Adjusted Net Income and associated reconciliations.

INTRODUCTION 1 MidCap Financial is a Leading Middle Market Lender Key Members of Management Team Working Together Full-Service Finance Company Scaled Platform with Strong Credit Track Record 25+ Years • Founded in 2008 • Well-established provider of senior debt • Focused on senior debt solutions to middle 2 Annual Originations solutions to middle market companies and market companies across multiple industries has what we believe to be an exceptionally • Extensive coverage of middle market strong track record through multiple ~ $17 Bn sponsors economic cycles • Lead / sole lender on most transactions 3 • Privately-held by institutional investors and Commitments Managed / Serviced managed by a subsidiary of Apollo ~ $50 Bn Experienced Leadership Team Managed by Apollo Employees • Headquartered in Bethesda, MD • Hub of Apollo’s private middle market credit ~ 300 business • Senior leadership of MidCap Financial has • Sources assets for its own balance sheet and deep industry expertise -MidCap Financial & other blue chip lenders including Merrill for other Apollo-managed capital, including Global Offices MFIC Lynch Capital, GE Capital, and Heller Financial 12 Information as of March 31, 2024. 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. Based on last twelve months through March 31, 2024. 3. Includes commitments managed by MidCap Financial Services Capital 9 9 Management LLC, a registered investment adviser, as reported under Item 5.F on Part 1 of its Form ADV. For more information about MidCap Financial, please visit http://www.midcapfinancial.com.

MFIC Investment Highlights 10

MFIC INVESTMENT HIGHLIGHTS MFIC Investment Highlights § Bank retrenchment from lending expands opportunity set for non-bank lenders resulting in attractive environment for private credit origination Secular Tailwinds 1 § Value proposition for direct lending in terms of flexibility and reliability have continued to drive increased market share for direct lending 1 1 § Primarily focused on senior secured middle market loans sourced from Midcap Financial’s portfolio and investments; MidCap Financial is a leading middle market lender with a broad suite of financing solutions Robust Origination 2 Capabilities § Affiliation with Apollo provides significant benefits; Ability to co-invest with broader Apollo platform enhances ability to win deals on the 2 basis of size and certainty of execution § Emphasis on first lien, cash pay, and diversification by sponsor, industry and end market Prudent Portfolio 3 Construction § Ability to participate in large commitments while maintaining granular positions Shareholder-Friendly § Industry leading fee structure among listed BDCs supports MFIC’s senior secured investment strategy 4 Fee Structure 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation’s Investment Adviser. MidCap Financial is not obligated to take into account the Corporation’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. On December 29, 2021, the Corporation received an exemptive order from the SEC, which was amended on January 10, 2023 (the “Order”), permitting greater flexibility to participate in co-investment transactions with certain of its affiliates where terms other than price and quantity are negotiated, subject to the conditions included therein. The Order superseded a prior exemptive order received from the SEC on March 29, 2016. 11

MFIC INVESTMENT HIGHLIGHTS: SECULAR TAILWINDS Bank Continued Retrenchment from Middle Market Lending Expands the 1 Opportunity for Non-Bank Lenders 1 2, 3 Total Number of U.S. Banks Continues to Decline Banks’ Reduced Participation in Loan Market 12,000 100% ~ 65%+ reduction in bank share of the loan market since 1994 50%+ decline since 2000 90% 10,000 80% 72% 70% 75% 8,000 60% 50% 6,000 40% 30% 25% 4,000 28% 20% 10% 2,000 0% 0 Banks & Securities Firms Non-banks 1. Source: FDIC as of December 31, 2023. FDIC-Insured commercial banks and savings institutions. 2. Source: PitchBook LCD Quarterly Leveraged Lending Review 4Q 2023. Due to a significant decline in loan issuance in the last 12 months, LCD did not track enough observations to compile meaningful averages for investor analysis for 2023. 3. Non-banks includes institutional investors and finance companies. 12 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

MFIC INVESTMENT HIGHLIGHTS: SECULAR TAILWINDS Strong Demand for Loans to Middle Market Companies 1 th 2 U.S. Middle Market is equivalent to the 5 largest global economy¹ Private Equity Dry Powder and Implied Loan Demand ($ in billions) $650 $650 Significant dry powder Significant dry powder should translate into Significant dry powder There are nearly 200,000 U.S. middle market should translate into strong loan demand should translate into businesses that represent one-third of private strong loan demand strong loan demand sector GDP and Employment United States China Japan Germany U.S. Middle Market Dry Powder Implied Potential Loan Demand (Middle-market focused PE firms) (assuming 50% capitalization rate) 1. Source: The National Center for the Middle Market Year End 2023 Middle market Indicator Report. 2. Source: Prequin. As of May 2024. 13

MFIC INVESTMENT HIGHLIGHTS: SECULAR TAILWINDS How Private Credit Produces Better Outcomes for Lenders 1 Broadly Syndicated Direct Origination Loans Credit Documentation Control Due Diligence Access Partial Full Relationship with Borrower Limited Comprehensive Origination and Spread Economics Syndication Control Recurring Flow and Allocation Control Direct origination makes it possible to control the structure, the process and documentation Reflects the views and opinions of Apollo Analysts. Subject to change at any time without notice. 14

MFIC INVESTMENT HIGHLIGHTS: ROBUST ORIGINATION CAPABILITIES 1 MidCap Financial’s Strong Strategic Partnership with Apollo 2 Apollo Platforms MidCap Financial is Apollo’s primary direct origination Yield Origination Assets + Capabilities Demand platform in private middle market credit § Full service finance company focused on senior debt needs of the middle market § Large permanent capital base with long term credit relationships make MidCap Financial an extremely well capitalized market participant § Customized solutions and ability to execute quickly § Fully scalable infrastructure to allow for managing any structure or type of credit § Strategic relationship with Apollo provides industry-leading access to capital markets, which allows MidCap Financial to provide financial support to customers throughout their life cycles 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation’s Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 15

MFIC INVESTMENT HIGHLIGHTS: ROBUST ORIGINATION CAPABILITIES 1 MidCap Financial Offers a Broad Suite of Products, Providing Solutions to 2 Nearly All Financing Needs of Middle Market Clients Business Segments Leveraged Asset Based Real Estate Lender Life Sciences and Franchise Lending Lending Lending Finance Technology Lending Lending Product Capabilities Senior First Senior Senior Cash Senior Asset Franchise Mortgage Venture Based Debt Flow Debt Debt Debt Debt Middle Market 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation’s Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 16

MFIC INVESTMENT HIGHLIGHTS: ROBUST ORIGINATION CAPABILITIES 1 MidCap Financial is a Leading Middle Market Lender 2 2 Middle Market Lending League Table Rank Lender # Deals 1 Antares Capital 183 MIDCAP FINANCIAL 159 2 3 TPG Twin Brook 138 Churchill 124 4 Ares Capital Corp 107 5 6 Crescent Capital 89 Apogem Capital (fka Madison Capital) 70 7 8 Monroe Capital 66 Morgan Stanley Private Credit 66 8 Barings 65 9 10 Deerpath Capital 58 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation’s Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. Source: KBRA DLD’s rankings for full year 2023. Reflects lenders serving as lead/co-lead. 17

MFIC INVESTMENT HIGHLIGHTS: PRUDENT PORTFOLIO CONSTRUCTION Investment Strategy 3 Focused on First Lien Loans to Middle Market Companies Focused on true first lien assets, top of the capital structure, with flexibility to invest across the capital structure 1 Assets Primarily Sourced by MidCap Financial’s Portfolio and Investments Primarily focused on senior secured middle market loans sourced by Midcap Financial, a leading middle market lender with a broad product suite and significant expertise in niche asset classes Ability to co-invest with MidCap Financial and the broader Apollo platform enhances ability MFIC positioned 2 to be a pure play to win deals on the basis of size and certainty of execution senior secured middle market Prudent Portfolio Construction BDC Prudent portfolio construction including granular position sizes and emphasis on diversification - by sponsor, industry, and end market 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation’s Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. On December 29, 2021, the Corporation received an exemptive order from the SEC, which was amended on January 10, 2023 (the “Order”), permitting greater flexibility to participate in co-investment transactions with certain of its affiliates where terms other than price and quantity are negotiated, subject to the conditions included therein. The Order superseded a prior exemptive order received from the SEC on March 29, 2016. 18 18

MFIC INVESTMENT HIGHLIGHTS: PRUDENT PORTFOLIO CONSTRUCTION MFIC Compares Favorably to BDC Averages on Select Key Metrics 3 We believe MFIC’s revenue We believe MFIC’s portfolio is We believe MFIC’s relatively quality is higher compared to more senior when compared to high exposure to floating rate peers with far less contribution BDC peers which should loans helps lower mitigate some of the credit risks from non-cash sources of interest rate risk in a more challenging operating income environment 1 2 1, 3 First Lien Exposure PIK Income % Total Income Floating Rate Exposure 7% 88% 86% 81% 77% 1% MFIC BDC Average MFIC BDC Average MFIC BDC Average Note: Past performance is not indicative nor a guarantee of future results. 1. Source: Raymond James Business Development Company Weekly, April 29, 2024. 2. Source: Calculated based on data from Wells Fargo 2Q24 BDC Scorecard, April 29, 2024. Based on TTM data as of December 31, 2023. For the TTM period as of March 31, 2024, PIK Income was 1.5% of MFIC’s total income. 3. MFIC’s corporate lending portfolio is 100% floating rate. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and other select investments. 19

MFIC INVESTMENT HIGHLIGHTS: SHAREHOLDER FRIENDLY FEE STRUCTURE MFIC Has One of the Lowest Fee Structure, Among Listed BDCs 4 MFIC charges a management fee of 1.75% on net assets (i.e., equity) (equates to ~0.75% on gross assets) while all comparable listed BDCs charge a management fee on gross assets at a higher comparable rate. 2.0% 1.90% 1.75% 32.0% 1.70% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.50% 1.4% 27.0% 1.25% 1.30% 1.10% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 22.0% 0.90% 0.75% 20% 20.0% 20% 20% 20% 20% 20% 20% 0.70% 17.0% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 0.50% 15.0% 15.0% 12.0% 0.30% MFIC BXSL GBDC GSBD MSDL NCDL OCSL PFLT BBDC NMFC ARCC BCSF TCPC CGBD CION FSK OBDC OBDE PNNT TSLX SLRC PSEC Total Return Yes Yes Yes Yes Yes Yes No No Yes No No Yes Yes No No No No No No No No No Hurdle Management Fee on Assets Incentive Fee Rate Source: Company filings. All BDC data shown as of April 31, 2024. Peer set is defined as largest externally managed, diversified BDCs and excludes one BDC which does not have a comparable investment strategy. There can be no assurance that the BDCs presented will continue to have the BDC fee structures presented. Fee structure comparison includes managements fees and incentive in income and capital gains. Certain BDCs may not charge management fees on cash and / or have tiered fee structures. MFIC’s new fee structure became effective on January 1, 2023. Prior to this reduction, MFIC’s base management fee was 1.5% on gross assets financed using leverage up to 1.0x debt-to-equity and 1.0% on gross assets financed using leverage over 1.0x debt-to equity. 20

MFIC Recent Accomplishments and Portfolio Review 21

MFIC RECENT ACCOMPLISHMENTS AND PORTFOLIO REVIEW Recent Key Accomplishments • LTM Net Investment Income ROE of 11.5% 1 DELIVERED SOLID ROE’s • LTM Net Income ROE of 11.4% DEMONSTRATED • NAV per share rose $0.24 or 1.6% over the LTM period (increased from $15.18 as of 3/31/23 to $15.42 as of 3/31/24) NAV GROWTH 2 • First lien debt increased to 97% of total corporate lending portfolio as of 3/31/24, up from 94% as of 3/31/23 CORPORATE LENDING 3 PORTFOLIO DE-RISKING • Portfolio company weighted average net leverage improved to 5.36x as of 3/31/24, compared to 5.45x as of 3/31/23 AND RESILIENCE 3 • Portfolio company weighted average attachment point improved to 0.0x as of 3/31/24, compared to 0.1x as of 3/31/23 • Sold 26 aircraft reducing owned fleet from 57 to 31 in 2023 PROGRESS • Reduced MFIC’s investment in Merx by >27% since end of 2022 (from $261 million as of 12/31/22 to $190 million as of 3/31/24) REDUCING MERX which reflects $80 million return of capital over the same period 4 • Amended and extended senior secured revolving credit facility in April 2023 ENHANCED • Closed inaugural CLO (MFIC Bethesda CLO 1 LLC), a $402 million CLO which is secured by middle market loans, in November 2023 LIABILITY STRUCTURE • Issued $80 million of 8.0% unsecured notes due 2028 in December 2023 Past performance is not indicative nor a guarantee of future results. LTM (last twelve months) as of March 31, 2024. 1. Net investment income ROE defined as net investment income divided by average net assets. Net income ROE defined as net increase (decrease) in net assets resulting from operations divided by average net assets. 2. At fair value. 3. Source: Company data. Through MFIC position based on corporate lending portfolio. Excludes select investments where metric is not relevant or appropriate or data is not available. Weighted average by cost. Current metric. 4. Lender commitments under the facility will remain $1.705 billion until December 22, 2024, and will decrease to $1.550 billion thereafter. The final maturity date under the facility was extended by over two years from December 22, 2025, to April 19, 2028. 22

MFIC RECENT ACCOMPLISHMENTS AND PORTFOLIO REVIEW MFIC Senior Secured Diversified Investment Portfolio Portfolio Snapshot Portfolio by Strategy Portfolio by Industry Portfolio $2.35 bn # of Portfolio Companies 154 # of Industries 23 8% 16.5% 19.3% 1 Corporate Lending and Other % Total Portfolio 92% 8% Non-Accrual % Total Portfolio 0.6% 2.9% 7% 2.8% Corporate Lending Portfolio Statistics 3.5% 2 Weighted Average Yield 12.1% 4.4% 17.5% Weighted Average Spread over SOFR 621 bps 4.8% First Lien 97% 77% Floating Rate 100% 9.7% 10.1% Sponsored 88% 8.5% 3 Pursuant to co-investment order 87% High Tech Industries Average exposure $14.6 mn Healthcare & Pharmaceuticals 4 Leveraged Lending Business Services % with financial covenants 99.3% 11 Aviation and Consumer Transport 5 Corporate Lending Median EBITDA $47 mn Life Sciences Consumer Services and Other 5, 6, 7, 8 Weighted Avg Net Leverage 5.36x Beverage, Food & Tobacco Lender Finance, Asset Based, Consumer Goods – Non-durable 5, 6, 7, 8 Franchise Finance and Other Weighted Avg Attachment Point 0.0x 11 Transportation – Cargo, Distribution Aviation 5, 6, 8, 9 Weighted Avg Interest Coverage 1.9x Manufacturing, Capital Equipment Construction & Building 10 Other Note: As of March 31, 2024. At fair value, unless otherwise noted. Subject to change at any time. without notice. There is no guarantee that similar allocations or investments will be available in the future. Diversification does not ensure profit or protect against loss. 1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and other select investments. 2. Weighted average yield on debt investments. On a cost basis. Exclusive of investment on non-accrual status. Based on average of beginning of period and end of period portfolio yield. 3. On December 29, 2021, the Corporation received an exemptive order from the SEC, which was amended on January 10, 2023 (the “Order”), permitting greater flexibility to participate in co-investment transactions with certain of its affiliates where terms other than price and quantity are negotiated, subject to the conditions included therein. The Order superseded a prior exemptive order received from the SEC on March 29, 2016. 4. On a cost basis. 5. Source: Company data. 6. Through MFIC position based on corporate lending portfolio. 7. Excludes select investments where metric is not relevant or appropriate or data is not available. 8. Weighted average by cost. Current metric. 9. The weighted average interest coverage ratio of the corporate lending portfolio was 1.7x based on TTM EBITDA through December 2023 and estimated annualized interest expense assuming March 31, 2024 23 base rates. 10. Other includes: Diversified Investment Vehicles, Banking, Finance, Real Estate; Insurance; Chemicals, Plastics & Rubber; Wholesale; Advertising, Printing& Publishing; Retail; Hotel, Gaming, Leisure, Restaurants; Consumer Goods –Durable; Automotive; Utilities –Electric; Telecommunications; Energy –Electricity and Energy –Oil & Gas. 11. As of March 31, 2024, Merx owned 31 aircraft with weighted average age ~13.5 years and weighted average lease maturity of ~4.0 years.

MFIC RECENT ACCOMPLISHMENTS AND PORTFOLIO REVIEW MFIC Credit Quality Remains Resilient 1 2 Median LTM EBITDA Net Leverage and Attachment Point Net Leverage Attachment Point $55 $54 5.49 x 5.45 x 5.45 x 5.44 x 5.36 x 5.27 x $48 $47 $47 0.2 x 0.1 x 0.1 x 0.1 x 0.1 x 0.0 x Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 3 4 Cash Interest Coverage Investments on Non-Accrual Status $70.0 2.8% $60.0 2.3% 2.3 x $50.0 2.1 x 1.8% 1.9 x 1.9 x 1.9 x $40.0 1.3% 0.9% $30.0 0.5% 0.8% 0.4% $20.0 $14 0.3% $12 0.2% $9 $7 $6 0.3% $10.0 $0.0 -0.2% 2 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Investments on non-accrual $ % total portfolio Note: Past performance is not indicative nor a guarantee of future results. Source: Company data. 1. Based on corporate lending portfolio. Excludes select investments where metric is not relevant or appropriate or data is not available. 2. Weighed average by cost. Current metric. Through MFIC position. 3. The weighted average interest coverage ratio of the corporate lending portfolio was 1.7x based on TTM EBITDA through December 2023 and estimated annualized interest expense assuming March 31, 2024 base rates. 4. At fair value. 24

Proposed Mergers of MFIC, AFT, and AIF 25

PROPOSED MERGERS OF MFIC, AFT, AND AIF We Believe the Proposed Mergers of AFT and AIF with MFIC 1 are in the Best Interests of All Shareholders & MFIC AFT & AIF 2 2 P Expected to be accretive to return on equity and net investment income per shareü Expected to be accretive to return on equity and net investment income per share P Special cash dividendü Special cash payment and additional special cash dividend ü Increased scaleü Increased scale ü Expected to result in greater stock liquidityü Expected to result in greater stock liquidity ü Potentially expands MFIC’s research analyst coverageü Gains benefit of research analyst coverage ü Expected to improve access to capitalü Expected to improve access to capital ü Potential operational synergiesü Potential operational synergies ü Expected to improve portfolio metrics Proposed Mergers Create a Larger, More Scaled BDC Focused on Middle Market Direct Lending 1. In connection with the consideration of the transactions, the boards of directors of MFIC, AFT, and AIF each established a special committee, consisting only of certain independent directors (the “MFIC Special Committee” and the “CEF Special Committees”). The boards of directors of MFIC, AFT and AIF unanimously approved their respective mergers in consideration of the unanimous recommendations of the MFIC Special Committee and respective CEF Special Committees. 2. ROE denotes return on equity and NII denotes net investment income. 26

PROPOSED MERGERS OF MFIC, AFT, AND AIF Significant Shareholder Financial Benefits Related to the Transactions Special Cash Payment to • An affiliate of Apollo will make a special cash payment of $0.25 per share to each AFT or AIF shareholder of record as of the closing 1 AFT and AIF Shareholders date of the applicable transaction, following the closing of the applicable merger. • Prior to the closing of the applicable Merger, each of AFT and AIF will declare and pay to its respective stockholders one or more distributions of all of its previously undistributed net investment income (“UNII”) and any net realized capital gain (the “AFT Tax Tax Dividend for Dividend” and the “AIF Tax Dividend”, respectively, and together, the “CEF Tax Dividends”). AFT and AIF Shareholders • As of December 31, 2023, the UNII for AFT and AIF was $0.14 per share and $0.17 per share, respectively. Neither AFT nor AIF has 2 any net realized capital gains. • Following the closing of the Merger(s), as applicable, MFIC will pay a cash dividend of $0.20 per share. The exact record date for the Special Cash Dividend $0.20 per share special dividend will be determined by the MFIC Board of Directors based upon the timing of the closings of the to Shareholders 3 Merger(s). • All merger-related expenses will be reimbursed by an affiliate of Apollo for each successful transaction. • A portion of the merger-related expenses of AFT or AIF, as applicable, will be reimbursed by an affiliate of Apollo, if the respective Transaction Expense transaction is not successful; the remainder will be borne by AFT or AIF, as applicable. Reimbursement • In addition, a portion of the merger-related expenses of MFIC will be reimbursed by an affiliate of Apollo if neither transaction is successful; the remainder will be borne by MFIC. 1. The exact record date will be the closing of the applicable transaction. For more details on the expected tax treatment of the $0.25 per share special cash payment, please refer to the Joint Proxy Statement and the Registration Statement. 2. The AFT Tax Dividend and the AIF Tax Divided are intended to maintain each of AFT’s and AIF’s treatment as a RIC during its tax year ending with the date of the applicable Merger and to eliminate any U.S. federal income tax on its taxable income in respect of such tax year. The exact amount of each CEF Tax Dividend will be based on the corresponding CEF’s UNII and net realized capital gain (if any) prior to the closing of the applicable Merger. There can be no assurances with respect to the amount of each CEF Tax Dividend. The exact record date and payment date for the AFT Tax Dividend and the AIF Tax Dividend will be determined by the AFT Board of Directors and the AIF Board of Directors, respectively, based upon the timing of the anticipated closing of the applicable Merger. 3. For more details on the expected tax treatment of the $0.20 per share dividend, please refer to the Joint Proxy Statement and the Registration Statement. 27

PROPOSED MERGERS OF MFIC, AFT, AND AIF Overview of MFIC, AFT, and AIF MidCap Financial Apollo Senior Apollo Tactical Investment Corporation Floating Rate Fund Inc. Income Fund Inc. NASDAQ: MFIC NYSE: AFT NYSE: AIF Listed Business Development Company (“BDC”) Listed Closed End Fund (“CEF”) Listed Closed End Fund (“CEF”) Structure Regulated under the 1940 Act Registered under the 1940 Act Registered under the 1940 Act Seek current income and preservation of capital Primary objective is to seek current income with by investing primarily in senior, secured loans a secondary objective of preservation of capital Investment Generate current income and, to a lesser extent made to companies whose debt is rated below by investing in a portfolio of senior loans, Objective long-term capital appreciation investment grade and investments with similar corporate bonds and other credit instruments of economic characteristics. varying maturities Inception Date April 8, 2004 February 23, 2011 February 25, 2013 Tax Structure Regulated investment company (“RIC”) Regulated investment company (“RIC”) Regulated investment company (“RIC”) 1, 2 Portfolio Size / Direct Origination % $2.35 billion / 92% $353 million / 31% $326 million / 38% 2 Net Asset Value $1.006 billion $235 million $215 million 2 Net Asset Value Per Share $15.42 $15.07 $14.89 2 Shares Outstanding 65,253,275 15,573,575 14,467,739 Regulatory Minimum 3 3 150% 300% 300% Asset Coverage Ratio Apollo Investment Management, L.P., Apollo Credit Management, LLC. Apollo Credit Management, LLC. Investment Adviser an affiliate of Apollo Global Management, Inc. an affiliate of Apollo Global Management, Inc. an affiliate of Apollo Global Management, Inc. 1. At fair value. 2. As of March 31, 2024. 3. On debt. 28

PROPOSED MERGERS OF MFIC, AFT, AND AIF 1 Summary of Key Terms of the Transactions 2 • MFIC to acquire 100% of AFT and AIF in two parallel stock-for-stock transactions, with shares to be exchanged on a NAV-for-NAV basis • The Mergers will result in an ownership split of the combined company proportional to each of MFIC’s, AFT’s, and AIF’s respective net asset values Structure of the Mergers • MFIC will be the surviving entity in both mergers and will continue to operate as a BDC and trade under the ticker symbol “MFIC” on the NASDAQ Global Select Exchange • The Transactions are intended to be treated as tax-free reorganizations • Cash payment of $0.25 per share from an affiliate of Apollo Global Management, Inc. (“Apollo”) to each AFT or AIF shareholder of record as of the closing of the applicable transaction, following the closing of the 3 Special Cash Payment applicable transaction • Following the closing of the Merger(s), as applicable, MFIC will pay a cash dividend of $0.20 per share. The exact record date for the $0.20 per share special dividend will be determined by the MFIC Board of Directors 4 Special Cash Dividend based upon the timing of the closings of the Merger(s) 5 • Combined company will have approximately $3.4 billion of investments and $1.4 billion of net assets 6 • No change to MFIC’s investment strategy which will remain focused on first lien floating rate loans to middle market companies, primarily sourced by MidCap Financial 6 Pro Forma Balance Sheet • AFT’s and AIF’s liquid assets will be rotated in the ordinary course into first lien floating rate loans to middle market companies, primarily sourced by MidCap Financial 7 • The mergers unlock approximately $386 million of incremental asset capacity due to MFIC’s lower minimum asset coverage • AFT’s and AIF’s existing indebtedness will be repaid by MFIC contemporaneous to the closing of each transaction Merger Contingency • The mergers are not contingent on each other; i.e., MFIC can acquire one fund if shareholder approval is not obtained for both funds • All merger-related expenses will be reimbursed by an affiliate of Apollo for each successful transaction Transaction Expenses • A portion of the merger-related expenses of AFT or AIF, as applicable, will be reimbursed by an affiliate of Apollo, if the respective transaction is not successful; the remainder will be borne by AFT or AIF, as applicable • In addition, a portion of the merger-related expenses of MFIC will be reimbursed by an affiliate of Apollo if neither transaction is successful; the remainder will be borne by MFIC • Apollo Investment Management, L.P., an affiliate of Apollo will continue to serve as the investment adviser of the combined company Post-Merger Governance • All current MFIC officers and directors will remain in their current positions • MFIC Affirmative vote of a majority of votes cast • AFT Affirmative vote of majority of outstanding shares Closing Conditions • AIF Affirmative vote of majority of outstanding shares • Other customary closing conditions • Filed a registration statement and preliminary joint proxy statement / prospectus Expected Timing • Anticipated closing in the first half of 2024, subject to shareholder approvals and other customary closing conditions 1. The descriptions set forth above are a summary of certain terms and are not intended to be complete. Please refer to the Merger Agreements for complete descriptions of the key terms of each merger. 2. The NAV’s used in determining the exchange ratios will include any distributions declared prior to each closing and will be determined within 48 hours prior to closing of the applicable merger. 3. The exact record date will be the closing date of the applicable transaction. The specific tax characteristics of the $0.25 per share special cash payment have not yet been determined. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special cash payment 4. For more details on the expected tax treatment of the $0.20 per share dividend, please refer to the Joint Proxy Statement and the Registration Statement. 5. Based on net assets as of March 31, 2024, for MFIC, AFT, and AIF. Includes the impact of the special cash dividend of $0.20 per share from the combined company, payable after the closings to each MFIC share, including existing MFIC shares and the newly issued MFIC shares. Excludes the impact of any CEF Tax Dividends. Based on MFIC’s net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 6. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or MFIC’s Investment Adviser. MidCap Financial is not obligated to take into account MFIC’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 7. MFIC is subject to a 150% minimum asset coverage requirement pursuant to Section 61(a)(2) of the 1940 Act, as amended by The Small Business Credit Availability Act (“SBCAA”). AFT and AIF are both subject to a 300% minimum asset coverage requirement on debt pursuant to Section 18 of the 1940 Act. 29

PROPOSED MERGERS OF MFIC, AFT, AND AIF Illustrative Exchange Ratios and MFIC Pro Forma Ownership 1 Illustrative Exchange Ratios Pro Forma Ownership AFT AIF $15.07 $14.89 AFT NAV Per Share AIF NAV Per Share AIF $15.42 $15.42 15% MFIC NAV Per Share MFIC NAV Per Share 0.9776 x 0.9657 x Exchange Ratio Exchange Ratio AFT Pro Forma 16% 2 Net Assets 15.6 14.5 $1,437 AFT Shares Outstanding AIF Shares Outstanding MFIC 69% 15.2 14.0 MFIC Shares Issued MFIC Shares Issued to AFT Shareholders to AIF Shareholders 29.2 Total MFIC Shares Issued 1. Illustrative exchange ratios based on NAV per share for MFIC, AFT, and AIF as of March 31, 2024. Under the terms of each merger agreement, AFT and AIF shareholders will receive an amount of new MFIC shares based upon the net asset values of each company at the time each closing. The NAV’s used in determining the exchange ratios will include any distributions declared prior to each closing and will be determined within 48 hours prior to closing of the applicable merger. Changes in the NAV per share of MFIC, AFT, and AIF before the consummation of the mergers may impact the exchange ratios. Illustrative exchange ratios exclude the impact of any CEF Tax Dividends. 2. Pro forma net assets includes the impact of the special cash dividend of $0.20 per share from the combined company, payable by MFIC after the closing of the Merger(s). 30

PROPOSED MERGERS OF MFIC, AFT, AND AIF 1 Total Consideration to AFT and AIF (Illustrative ) 2 MFIC to acquire 100% of AFT and AIF in two parallel stock-for-stock transactions, with shares to be exchanged on a NAV-for-NAV basis. In addition, an affiliate of Apollo will make a special cash payment of $0.25 per share to each AFT or AIF shareholder of record as of the closing date 3 of the applicable transaction, following the closing of the applicable transaction. AFT AIF $15.32 $15.14 $15.07 $0.25 $14.89 $0.25 0.9776x share of 0.9657x share of 1 share of AFT 1 share of AIF MFIC NAV-for-NAV MFIC $15.07 $14.89 $15.07 NAV-for-NAV $14.89 Pre Merger Total Consideration Pre Merger Total Consideration Value Per Share Value Per Share NAV Cash payment from Apollo NAV Cash payment from Apollo 1. Illustrative exchange ratio based on MFIC, AFT, and AIF NAV per share as of March 31, 2024. 2. Under the terms of each merger agreement, AFT and AIF shareholders will receive an amount of new MFIC shares based upon the net asset values of each company at the time of each closing. The NAV’s used in determining the exchange ratios will include any distributions declared prior to each closing and will be determined within 48 hours prior to the closing of the applicable merger. Changes in the NAV per share of MFIC, AFT, and AIF before the consummation of the mergers may impact the exchange ratios. Illustrative exchange ratios exclude the impact of any CEF Tax Dividends. 3. The exact record date will be based on the closing of the applicable transaction. For more details on the expected tax treatment of the $0.25 per share special cash payment, please refer to the Joint Proxy Statement and the Registration Statement. 31

PROPOSED MERGERS OF MFIC, AFT, AND AIF Post Transaction MFIC Has Greater Scale and More Earnings Power Greater Portfolio Diversification Potential ROE Expansion Enhanced Size and Liquidity 1 2 3 MFIC Net Assets ($ in millions) MFIC Investment Portfolio ($ in millions) MFIC Net Investment Income Return on Equity Drivers of ROE Expansion $3,418 11.5% Increased portfolio yield 45% • Intend to rotate existing AFT / AIF liquid assets into higher yielding directly originated loans in the ordinary course $2,353 • These liquid assets are owned throughout the Apollo platform which will help facilitate rotation 43% 1,437 Increased portfolio diversification • More individual borrowers $1,006 • Lower % exposure to Merx Cost synergies • Elimination of certain duplicative expenses Improved access to capital • Better pricing 3/31/2024 Pro forma 3/31/2024 Pro forma LTM • More favorable terms 154 companies ~224 companies 1. Pro forma net assets based on MFIC, AFT, and AIF net assets as of March 31, 2024. Includes the impact of the $0.20 per share special dividend to be paid by MFIC after the close of the Merger(s). 2. At fair value. Pro forma portfolio based on net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. Pro forma number of companies assumes $15.0 million average company exposure for incremental assets. 3. MFIC net investment income return on equity based on annualized net investment income for the trailing twelve months ended March 31, 2024. 32

PROPOSED MERGERS OF MFIC, AFT, AND AIF Expense Synergies The proposed mergers of AFT and AIF with MFIC are expected to be accretive to net investment income in part due to the opportunity for operating synergies by eliminating certain duplicative corporate expenses 1 Category Potential Savings Annual G&A Expenses ($ in millions) • Administrative fees ~$3.1 m potential $18.6 • Insurance Administrative savings $15.5 • Listing fees • Regulatory fees • Legal expenses • Audit fees Other • Board of Directors professional services • Internal audit fees MFIC + AFT + AIF Pro forma (current expenses) expenses • Tax related expenses 3 • Printing and mailing expenses Pre-Merger Pro forma 2 Expense ratio 0.59% 0.46% 1. Current expenses reflect general and administrative expenses for last twelve months as of March 31, 2024. 2. Expense ratio defined as general and administrative expense for last twelve months as of March 31, 2024, divided by average quarterly total assets from March 31, 2023 through March 31, 2024. 3. Pro forma expense ratio reflects potential general and administrative savings of $3.1 million and pro forma balance sheet of approximately $3.4 billion. 33

Average Daily Valued Traded 3 Month PROPOSED MERGERS OF MFIC, AFT, AND AIF Increased Scale and Secondary Market Liquidity Potential for increased stock liquidity could lead to increased institutional ownership 2 1 Market Cap, Trading Volume & Research Coverage ($ in millions) Net Asset Value ($ in millions) $1,600 ($19) Market Capitalization Average Daily Value Traded 3 Months $215 $1,437 $1,600 $10.0 $1,400 $1,454 $235 $9.0 $1,400 $1,200 $1,006 $8.0 $1,000 $1,200 $7.0 $1,016 $800 $1,000 $6.0 $600 $800 $5.0 $4.0 $400 $600 $3.7 $3.0 $200 $2.0 $400 $2.0 $228 $210 $0 $200 $1.0 $1.3 MFIC AFT AIF Special $0.20 MFIC Per Share Pro forma $0 $- Dividend MFIC AFT AIF MFIC Pro forma Potentially 9 0 0 The combination of MFIC, AFT, and AIF would result in a Research expands MFIC’s analysts analysts analysts larger, more scaled BDC Coverage analyst coverage 1. Net asset value for MFIC, AFT, and AIF as of March 31, 2024. MFIC pro forma net assets includes the impact of the $0.20 per share special dividend, payable by MFIC after the closing of the Merger(s). Excludes the impact of any CEF Tax Dividends. 2. Market capitalization and average daily value traded 3 months as of May 10, 2024. Combined market capitalization does not include the impact of the $0.20 per share special dividend. 34 Market Capitalization

PROPOSED MERGERS OF MFIC, AFT, AND AIF Investment Portfolios Affiliates of Apollo manage MFIC, AFT, and AIF, which mitigates the diligence concerns typically associated with mergers of unaffiliated entities. The CEFs’ portfolios primarily include liquid assets that are owned throughout the Apollo platform, which will help facilitate a seamless rotation in the ordinary course into directly originated assets that align with MFIC’s investment strategy. MFIC AFT AIF 8% 5% 0% 8% Structured Credit and High Yield Other Merx Other 13% Bonds High Yield 38% 31% Bonds Direct Direct Origination Origination $326 $2.35 92% $353 million billion Direct million Origination 64% 41% Broadly Broadly Syndicated Loans Syndicated Loans On a fair value basis. As of March 31, 2024. May not sum to 100% due to rounding. 35

PROPOSED MERGERS OF MFIC, AFT, AND AIF Pro Forma Portfolio Metrics Improve Once Rotated and Deployed Portfolio Rotation, at Fair Value ($ in millions) ~224 companies Deploy into direct origination $3,418 Ø Portfolio increases by ~$1.0 billion 6%, $190 Ø Merx decreases to <6% $679 $386 154 companies 3 $448 Rotate into direct origination $2,353 Retain $232 8%, $190 94% $3,228 Ø Direct origination increases to 94% 92% $2,163 MFIC AFT + AIF Incremental Assets MFIC (3/31/24) (3/31/24) Pro Forma 1, 2 Direct Origination Merx Aviation, LLC Liquid Assets (BSL, high yield bonds) Incremental Asset Capacity 1. Incremental asset capacity based on MFIC net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 2. MFIC is subject to a 150% minimum asset coverage requirement pursuant to Section 61(a)(2) of the 1940 Act, as amended by The Small Business Credit Availability Act (“SBCAA”). AFT and AIF are both subject to a 300% minimum asset coverage requirement on debt pursuant to Section 18 of the 1940 Act. 3. Rotation will occur in the ordinary course. 36

PROPOSED MERGERS OF MFIC, AFT, AND AIF Existing Sources of Financing in Place to Execute the Mergers MFIC Debt ($ in millions) $2,492 $2,492 $2,500 $476 $2,000 Debt Outstanding $1,080 $2,016 $604 $1,500 Debt Outstanding $1,412 $625 $625 $1,000 $232 $232 $500 $80 $80 $125 $125 $350 $350 $- 3/31/2024 Pro forma for Proposed Mergers 2025 Notes 2026 Notes 2028 Notes MFIC Bethesda CLO 1 Revolver Outstanding Revolver Draw for the Proposed Mergers Undrawn Revolver Commitments Note: The closed-end funds’ existing indebtedness will be repaid by MFIC contemporaneous to the closing of each transaction. 1. On November 2, 2023, MFIC completed a $402.36 million collateralized loan obligation (“CLO”) transaction. Proceeds from the CLO transaction were used to repay borrowings under the Company’s multi-currency revolving credit facility (the “Revolver”). 2. Undrawn revolver commitments based on $1.705 billion of lender commitments. Lender commitments under the Revolver will decrease to $1.550 billion on December 22, 2024. 37

PROPOSED MERGERS OF MFIC, AFT, AND AIF Combined Company Expected to Generate Significant Value for All Shareholders Financially Attractive Transactions for All Shareholders Upfront cash payments and expected accretion to return on equity and net investment income per share Potential for Increased Shareholder Value Larger company may enhance market visibility, increase stock liquidity, and increase shareholder value + Growth mindset Transactions Create a Larger BDC Focused on Middle Market Direct Lending 1 Leverages affiliation with MidCap Financial, a leading middle market lender managed by Apollo 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or to MFIC’s Investment Adviser. MidCap Financial is not obligated to take into account the MFIC’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 38

PROPOSED MERGERS OF MFIC, AFT, AND AIF Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) at a Glance Objective and Strategy 1 Portfolio Characteristics AFT is a diversified, closed-end management investment company. AFT’s investment objective is to Weighted Average Floating Rate Spread / % Floating Rate 4.85% / 92.6% seek current income and preservation of capital by investing primarily in senior, secured loans Weighted Average Fixed Rate Coupon / % Fixed Rate 7.65% / 7.0% made to companies whose debt is rated below investment grade and investments with similar economic characteristics. Weighted Average Maturity (in years) (floating assets) 4.23 Weighted Average Maturity (in years) (fixed assets) 4.86 Fund Facts and Data 2 Average Position Size by Issuer $3.6 million Symbol NYSE- AFT 2 Number of Issuers 102 Inception Date 2/23/11 3 Weighted Average S&P Rating B Capital Structure 3 Weighted Average Rating Factor (Moody’s) 3,125 Shares Outstanding 15.6 million 4 Credit Quality Net Asset Value $234.7 million A 0.8% Leverage $130.0 million BB 5.3% Total Managed Assets $364.7 million B 57.2% Portfolio, at Fair Value $353.4 million CCC+ or Lower 8.3% Debt-to-Net Asset Value Ratio 0.55x Not Rated 28.4% Portfolio Composition (% Market Value) 5 Top 5 Industries (% Market Value) Broadly Syndicated Loans 63.7% Services: Business 16.5% Direct Origination 30.5% High Tech Industries 14.7% High Yield Bonds 5.3% Healthcare & Pharmaceuticals 14.2% Equity / Other 0.4% Banking, Finance, Insurance & Real Estate 9.8% Telecommunications 5.8% Total 61.0% Information as of March 31, 2024. 1. Averages based on par value of investment securities, except for the % floating and fixed rate, which are based on market value. 2. Excludes equity investments. 3. Excludes securities with no rating or non-performing defaulted securities as of March 31, 2024. Credit quality is calculated as a percentage of fair value of investment securities at March 31, 2024. The quality ratings reflected were issued by S&P Global Ratings (“S&P”), an internationally recognized statistical rating organization. 4. Credit quality ratings reflect the rating agency’s opinion of the credit quality of the underlying positions in the Fund’s portfolio and not that of the Fund itself. Credit quality ratings are subject to change. 5. The industry classifications reported are from widely recognized market indexes or rating group indexes, and/or as defined by Fund management, with the 39 primary source being Moody’s Investors Service (“Moody’s”), an internationally recognized statistical rating organization.

PROPOSED MERGERS OF MFIC, AFT, AND AIF Apollo Tactical Income Fund Inc. (NYSE: AIF) at a Glance 1 Objective and Strategy Portfolio Characteristics AIF is a diversified, closed-end management investment company. The Fund’s primary investment Weighted Average Floating Rate Spread / % Floating Rate 5.40% / 85.5% objective is to seek current income with a secondary objective of preservation of capital by Weighted Average Fixed Rate Coupon / % Fixed Rate 6.59% / 14.2% investing in a portfolio of senior loans, corporate bonds and other credit instruments of varying maturities. The Fund seeks to generate current income and preservation of capital primarily by Weighted Average Maturity (in years) (floating assets) 4.64 allocating assets among different types of credit instruments based on absolute and relative value Weighted Average Maturity (in years) (fixed assets) 4.66 considerations. 2 Average Position Size by Issuer $3.3 million Fund Facts and Data 2 Number of Issuers 104 Symbol NYSE- AIF 3 Weighted Average S&P Rating B Inception Date 2/25/13 3 Weighted Average Rating Factor (Moody’s) 3,184 Capital Structure 4 Credit Quality Shares Outstanding 14.5 million A 0.6% Net Asset Value $215.4 million BB 10.2% Leverage $121.0 million B 42.0% Total Managed Assets $336.4 million CCC+ or Lower 9.8% Portfolio, at Fair Value $326.1 million Not Rated 37.4% Debt-to-Net Asset Value Ratio 0.56x 5 Top 5 Industries (% Market Value) Portfolio Composition (% Market Value) Healthcare & Pharmaceuticals 16.4% Broadly Syndicated Loans 41.5% High Tech Industries 14.2% Direct Origination 38.0% Banking, Finance, Insurance & Real Estate 9.3% High Yield Bonds 12.7% Media: Advertising, Printing, & Publishing 7.0% Structured Products 7.5% Services: Businesses 6.9% Equity / Other 0.3% Total 53.8% Information as of March 31, 2024. 1. Averages based on par value of investment securities, except for the % floating and fixed rate, which are based on market value. 2. Excludes equity investments. 3. Excludes securities with no rating or non-performing defaulted securities as of March 31, 2024. Credit quality is calculated as a percentage of fair value of investment securities at March 31, 2024. The quality ratings reflected were issued by S&P Global Ratings (“S&P”), an internationally recognized statistical rating organization. 4. Credit quality ratings reflect the rating agency’s opinion of the credit quality of the underlying positions in the Fund’s portfolio and not that of the Fund itself. Credit quality ratings are subject to change. 5. The industry classifications reported are from widely recognized market indexes or rating group indexes, and/or as defined by Fund management, with the primary 40 source being Moody’s Investors Service (“Moody’s”), an internationally recognized statistical rating organization. Excludes Structured Products, which represent 7.5% of the fair value of the portfolio at March 31, 2024.

Conclusion 41

CONCLUSION Reasons to Own MFIC SECULAR TAILWINDS AND RECENT VOLATILITY CREATE ATTRACTIVE ENVIRONMENT FOR PRIVATE CREDIT 1 1 ROBUST ORIGINATION CAPABILITIES OF MIDCAP FINANCIAL / APOLLO PROVIDE ATTRACTIVE AND SIGNIFICANT 2 DEAL FLOW PRUDENT PORTFOLIO CONSTRUCTION WITH FOCUS ON FIRST LIEN, CASH PAY, FLOATING RATE LOANS TO MIDDLE 3 MARKET COMPANIES INDUSTRY-LEADING, SHAREHOLDER-FRIENDLY FEE STRUCTURE 4 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation’s Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 42

Appendix 43

MFIC Senior Leadership Team Howard T. Widra Executive Chairman Mr. Widra has been with Apollo and/or its affiliates since 2013 and serves as Apollo’s Head of Direct Origination. He was appointed Executive Chairman in August 2022. He served as the Company’s Chief Executive Officer from May 2018 to August 2022 and as President from June 2016 to May 2018. He has also been a Director since May 2018. Mr. Widra was a co-founder of MidCap Financial, a middle-market specialty finance firm with $21.3 billion of annual originations1 and was formerly its Chief Executive Officer. Prior to MidCap Financial, Mr. Widra was the founder and President of Merrill Lynch Capital Healthcare Finance. Prior to Merrill Lynch, Mr. Widra was President of GE Capital Healthcare Commercial Finance and held senior roles in its predecessor entities including President of Heller Healthcare Finance, and COO of Healthcare Financial Partners. Mr. Widra holds a J.D., Cum Laude, from the Harvard Law School and a BA from the University of Michigan. Tanner Powell Chief Executive Officer Mr. Powell joined Apollo in 2006. Mr. Powell was appointed Chief Executive Officer of the Company in August 2022. He served as President of the Company from May 2018 to August 2022 and served as Chief Investment Officer for the Company’s investment adviser from June 2016 to August 2022. Mr. Powell is a Managing Director and Portfolio Manager in Apollo’s Direct Origination business. He holds leadership roles in Apollo’s Credit Business, including its aircraft leasing and lending businesses. From 2004 to 2006, he served as an analyst in Goldman Sachs’ Principal Investment Area (PIA). From 2002 to 2004, Mr. Powell was an Analyst in the Industrials group at Deutsche Bank. He graduated from Princeton University with a BA in political economy. Ted McNulty President and Chief Investment Officer, AIM Mr. McNulty joined Apollo in 2014. He is a is Managing Director in Apollo’s Credit business. He was appointed President of the Company and Chief Investment Officer for the Company’s investment adviser in August 2022. Prior to joining Apollo, Mr. McNulty ran the mezzanine and later merchant banking business for a subsidiary of Mitsubishi UFJ, and was a director at Haland before that. Previously, he held various roles at JPMorgan and its predecessor institutions, primarily in leveraged finance. Mr. McNulty received an MBA from the Kellogg School of Management and a BA in Government from Harvard University. Greg Hunt Chief Financial Officer Mr. Hunt is a Managing Director of Finance at Apollo Global Management, Inc. He began his term as Chief Financial Officer and Treasurer of the Company in May 2012. Mr. Hunt also currently serves as Interim Chief Financial Officer for Apollo Debt Solutions BDC. Previously, Mr. Hunt was Executive Vice President and Chief Financial Officer for Yankee Candle which he joined in April 2010. Prior to joining Yankee Candle, Mr. Hunt served as the Executive Vice President of Strategic and Commercial Development for Norwegian Cruise Lines from 2007 to 2009. Prior to joining Norwegian Cruise Lines, Mr. Hunt served as Chief Financial Officer and Chief Restructuring Officer of Tweeter Home Entertainment Group, Inc. from 2006 to 2007 and Chief Financial Officer and Co-Chief Executive of Syratech Corporation from 2001 to 2006. Prior to Syratech, Mr. Hunt held several senior financial leadership positions including Chief Financial Officer of NRT Inc., Culligan Water Technologies, Inc. and Samsonite `Corporation. Mr. Hunt has also served as a Director and Chairman of the Audit Committee of Kymera International, a global manufacturer and supplier of metal products, since January 2020; and as Director and Chairman of the Audit Committee of Danimer Scientific (DNMR/NYSE), a leading developer and manufacturer of biodegradable plastic products, since June 2019. He is also the Co- Chair on the Board of Advisors for the University of Vermont School of Business. Mr. Hunt earned a bachelor’s degree in accounting and finance from the University of Vermont and is a Certified Public Accountant. 44

MFIC Senior Leadership Team (continued) Kristin Hester Chief Legal Officer and Secretary Ms. Hester joined Apollo in 2015 and currently serves as Senior Counsel for Apollo. She was promoted to Chief Legal Officer for the Company in August 2022 and served as General Counsel for the Company from May 2020 to August 2022. Ms. Hester also serves as General Counsel for Apollo Debt Solutions BDC, Apollo Senior Floating Rate Fund Inc., and Apollo Tactical Income Fund Inc. Prior to joining Apollo, Ms. Hester was associated with the law firms of Dechert LLP from 2009-2015 and Clifford Chance US LLP from 2006-2009. In each case she primarily advised U.S. registered investment companies, their investment advisers, and boards of directors on various matters under the Investment Company Act of 1940. Ms. Hester received her JD from Duke University School of Law and graduated cum laude from Bucknell University with a BS in Business Administration.. Ryan Del Giudice Chief Compliance Officer Mr. Del Giudice joined Apollo in 2022 and serves as the Chief Compliance Officer for the Apollo Diversified Real Estate Fund, Apollo Diversified Credit Fund, Apollo Debt Solutions BDC, MidCap Financial Investment Corporation, Apollo Senior Floating Rate Fund Inc., and Apollo Tactical Income Fund, Inc. Before joining Apollo, Mr. Del Giudice was the Chief Compliance Officer and SVP of Operations for Griffin Capital's interval fund platform and registered investment advisers subsidiaries from 2017 to 2022. Prior to that, Mr. Del Giudice was a Vice President at Cipperman Compliance Services (acquired by Foreside), a boutique compliance consulting firm, where he served as the Chief Compliance Officer and/or consultant for registered investment companies, business development companies and alternative asset managers. Mr. Del Giudice graduated from St. Joseph’s University with a BS in Business Administration and Finance. Patrick Ryan Chief Credit Officer, AIM Mr. Ryan joined Apollo Capital Management, L.P. in 2015 as Managing Director and Chief Credit Officer. Prior to joining Apollo, Mr. Ryan was at Citibank since 1996 in various Senior Credit Officer roles across all of Citi’s asset classes and geographies, including most recently serving as Chief Credit Officer for Citi’s $600 billion corporate credit portfolio and Chief Risk Officer overseeing risk governance and risk management for Citibank N.A.’s $1.3 trillion balance sheet. Mr. Ryan co-founded Staten Island ACHIEVE Dollars for Scholars, a charitable foundation providing college scholarships to students on Staten Island. Mr. Ryan co-founded the Cardinal Scholarships and is a Member of the Wesleyan University Athletic Advisory Council. Mr. Ryan has a B.A. in American History from Wesleyan University and a M.B.A. from Columbia Business School. 45

1 MFIC Top Corporate Lending Issuers as of March 31, 2024 Fair Value % of Total ($ in millions) Portfolio 2 1 ChyronHego Corporation $ 130 6.1% 2 LashCo $ 44 2.1% 3 Lending Point $ 38 1.8% 4 Beacon Mobility $ 38 1.8% Top 10 5 UpStack $ 33 1.6% 20.9% Corporate Lending 6 Heniff and Superior $ 32 1.5% 3 7 Activ $ 32 1.5% Average Funded Position $14.6 m 8 Rise Baking $ 32 1.5% 9 Thomas Scientific $ 32 1.5% Average New Commitment Made in 1Q 24 $9.3 m 10 Medical Guardian $ 31 1.5% 11 Berner Foods $ 31 1.5% 12 New Era Technology, Inc. $ 31 1.5% 13 IPS $ 31 1.5% 14 AML Rightsource $ 31 1.4% 15 Englert $ 30 1.4% 16 The Weather Company $ 30 1.4% 17 Turkey Hill $ 30 1.4% 18 High Street Insurance $ 29 1.4% 19 Acronis AG $ 27 1.3% 20 Club Car Wash $ 27 1.3% 21 Modern Campus $ 27 1.3% 22 FingerPaint Marketing $ 26 1.2% 23 US Legal Support $ 25 1.2% 24 AVAD, LLC $ 25 1.2% 25 US Auto $ 25 1.2% 26 Allstar Holdings $ 25 1.2% 27 PHS $ 25 1.2% 28 NSi Industries $ 25 1.2% 29 Jacent $ 23 1.1% 30 Pro Vigil $ 23 1.1% Other (114 companies) $ 1,130 53.1% Total Portfolio (144 companies) $ 2,117 100.0% 1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and other select investments. Top portfolio companies based on fair value as of March 31, 2024. 2. The ChyronHego Corporation exposure includes $110 million first lien secured debt and $20 million preferred equity. 3. At fair value. 46

Financial Highlights ($ in thousands, except per share data) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Financial Highlights Net investment income per share $0.44 $0.46 $0.43 $0.44 $0.45 Net realized and change in unrealized gains (losses) from investments and ($0.05) $0.05 $0.03 ($0.05) $0.01 foreign currencies per share Earnings (loss) per share $0.39 $0.51 $0.46 $0.39 $0.46 Net asset value per share $15.42 $15.41 $15.28 $15.20 $15.18 Distribution recorded per common share $0.38 $0.38 $0.38 $0.38 $0.38 1 Net leverage ratio 1.35 x 1.34 x 1.40 x 1.45 x 1.41 x Investment Activity Commitments Gross commitments made $149,270 $174,939 $19,745 $78,733 $110,331 Exits of commitments (154,927) (178,112) (75,053) (63,809) (131,921) Net investment commitments made ($5,657) ($3,173) ($55,307) $14,925 ($21,590) Funded Investment Activity Gross fundings, excluding Merx Aviation and revolvers $128,925 $113,518 $16,188 $72,828 $105,792 Net fundings, including Merx Aviation and revolvers 15,923 (46,536) (42,581) $22,366 ($20,471) Notes: Numbers may not sum due to rounding. 1. The Company’s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 47

Portfolio Highlights ($ in thousands) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Portfolio by Strategy, at fair value ($) Leveraged lending $1,819,089 $1,788,586 $1,788,540 $1,830,834 $1,803,762 Life sciences 155,128 153,666 187,698 189,687 204,036 Asset based, franchise finance and lender finance 143,175 155,000 150,617 147,661 128,119 Other 45,696 45,829 46,856 48,215 52,080 1 $2,163,088 $2,143,081 $2,173,711 $2,216,396 $2,187,997 Corporate lending and other portfolio Merx Aviation 189,747 191,118 195,397 192,891 197,214 Total investment portfolio $2,352,836 $2,334,199 $2,369,108 $2,409,287 $2,385,211 Portfolio by Strategy, at fair value (%) Leveraged lending 77% 76% 76% 76% 76% Life sciences 7% 7% 8% 8% 9% Asset based, franchise finance and lender finance 6% 7% 6% 6% 5% Other 2% 2% 2% 2% 2% 1 Corporate lending and other portfolio 92% 92% 92% 92% 92% Merx Aviation 8% 8% 8% 8% 8% Total investment portfolio 100% 100% 100% 100% 100% 2 Weighted Average Yield on Debt Investments, average 1 12.1% 12.2% 12.0% 11.7% 11.3% Corporate lending portfolio 3 Merx Aviation 10.0% 9.8% 9.7% 9.9% 10.0% Core portfolio 12.1% 12.1% 11.9% 11.6% 11.2% Number of portfolio companies, at period end 154 152 149 150 141 1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and select other assets. 2. Based on average of beginning of period and end of period portfolio yield. On a cost basis. Exclusive of investments on non-accrual status. 3. Based on yield on $70 million debt investment out of a total investment of $190 million on a fair value basis. 48

1 Corporate Lending Portfolio Detail ($ in thousands) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Portfolio by Asset Class, measured at fair value ($) First Lien $2,051,724 $2,016,930 $2,010,175 $2,050,105 $2,015,709 Second lien 13,459 $31,886 $66,558 68,441 69,357 Other 52,210 $48,435 $50,122 49,636 50,852 Total corporate lending portfolio $2,117,392 $2,097,252 $2,126,855 $2,168,182 $2,135,917 Portfolio by Asset Class, measured at fair value (%) First Lien 97% 96% 95% 95% 94% Second lien 1% 2% 3% 3% 4% Other 2% 2% 2% 2% 2% Total corporate lending portfolio 100% 100% 100% 100% 100% Weighted Average Spread over SOFR of Floating Rate Assets (in bps) First Lien 619 620 614 607 606 Second lien 850 796 846 846 846 Weighted average spread 621 623 621 614 613 2, 3, 4, 5 Weighted Average Net Leverage First Lien 5.35 x 5.26 x 5.47 x 5.47 x 5.46 x Second lien 5.52 x 5.90 x 4.83 x 4.96 x 5.07 x Weighted average net leverage 5.36 x 5.27 x 5.44 x 5.45 x 5.45 x Interest Rate Type, measured at fair value Fixed rate % 0% 0% 0% 0% 0% Floating rate % 100% 100% 100% 100% 100% Sponsored / Non-sponsored, measured at fair value Sponsored % 88% 88% 86% 86% 86% Non-sponsored % 12% 12% 14% 14% 14% Other Metrics Pursuant to co-investment order % 87% 86% 86% 86% 86% Average borrower exposure $14,603 $14,666 $15,192 $15,377 $16,181 6 2, 4, 5 1.9 x 1.9 x 1.9 x 2.1 x 2.3 x Interest coverage 2, 4, 5 0.0 x 0.1 x 0.1 x 0.1 x 0.1 x Attachment point 1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and select other assets. 2. Source: Company data. 3. Through MFIC position. 4. Excludes select investments where metric is not relevant or appropriate or data is not available. 5. Weighted average by cost. Current metric. 6. The weighted average interest coverage ratio of the corporate lending portfolio was 1.7x based on TTM EBITDA through December 2023 and estimated 49 annualized interest expense assuming March 31, 2024 base rates.

1 Corporate Lending Commitments ($ in thousands) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Gross Commitments Made by Asset Class First lien $149,153 $174,923 $19,745 $78,733 $110,020 Second lien and Other 118 16 - - 311 Gross commitments made $149,270 $174,939 $19,745 $78,733 $110,331 Gross Commitments Made Information Number of portfolio companies 16 20 9 15 15 Average commitment size $9,329 $8,747 $2,194 $5,249 $7,355 Floating Rate % 100% 96% 100% 100% 100% Pursuant to co-investment order % 93% 100% 100% 94% 100% Weighted Average Spread over LIBOR of New Floating Rate Commitments (in bps) First lien 624 625 672 681 665 Second lien N/A N/A N/A N/A N/A Weighted average spread 624 625 672 681 665 2 Weighted Average Net Leverage of New Commitments First lien 3.9 x 3.6 x 2.7 x 3.7 x 4.2 x Second lien N/A N/A N/A N/A N/A Weighted average net leverage 3.9 x 3.6 x 2.7 x 3.7 x 4.2 x Exits of Commitments by Asset Class First lien ($116,641) ($143,876) ($75,025) ($63,803) ($108,139) Second lien and Other ($38,286) ($34,235) (27) (6) (23,782) Exits of commitments ($154,927) ($178,112) ($75,053) ($63,809) ($131,921) 1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and select other investments. 2. Source: Company data. through MFIC position. Excludes select investments where debt-to-EBITDA is not a relevant or appropriate metric, or data is not available. Weighted average by cost. Current metric. 50

Funded Investment Activity ($ in thousands) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Fundings, excluding Merx Aviation and Revolvers Gross fundings $128,925 $113,518 $16,188 $72,828 $105,792 Repayments (95,398) (152,086) (58,552) (57,666) (54,151) Net fundings, excluding Merx Aviation and revolvers 33,527 ($38,568) ($42,364) $15,163 $51,640 Merx Aviation Gross Fundings $- $- $- $- $- Repayments (4,000) (7,000) - (3,500) (65,425) Net fundings, Merx Aviation ($4,000) ($7,000) $- ($3,500) ($65,425) Revolvers, excluding Merx Aviation Gross Fundings $23,866 $20,602 $14,157 $28,773 $45,266 Sales and Syndications - - - - - Repayments (37,470) (21,570) (14,373) (18,069) (51,953) Net fundings, revolvers ($13,604) ($968) ($217) $10,703 ($6,686) Total Funded Investment Activity Gross Fundings $152,791 $134,120 $30,345 $101,601 $151,058 Repayments (136,868) (180,657) (72,925) (79,235) (171,529) Net fundings, including Merx Aviation and revolvers 15,923 ($46,536) ($42,581) $22,366 ($20,471) Number of Portfolio Companies Number of portfolio companies, at beginning of period 152 149 150 141 135 Number of new portfolio companies 7 10 2 12 8 Number of exited portfolio companies (5) (7) (3) (3) (2) Number of portfolio companies, at period end 154 152 149 150 141 51

Credit Quality As of March 31, 2024, 0.9% of total investments at amortized cost, or 0.6% of total investments at fair value, were on non-accrual status ($ in thousands) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Investments on Non-Accrual Status Non-accrual investments at amortized cost $23,506 $31,568 $33,065 $25,822 $25,822 Non-accrual investments/total portfolio, at amortized cost 0.9% 1.2% 1.3% 1.0% 1.0% Non-accrual investments at fair value $14,448 $5,706 $11,637 $7,462 $8,731 Non-accrual investments/total portfolio, at fair value 0.6% 0.2% 0.5% 0.3% 0.4% Investments on Non-Accrual Status as of March 31, 2024 Industry Cost Fair Value Ambrosia Buyer Corp. $2,664 $329 Business Services Naviga 13,611 11,991 Business Services Solarplicity Group Limited (f/k/a AMP Solar UK) 7,231 2,128 Energy – Electricity Total $23,506 $14,448 Note: Numbers may not sum due to rounding. 52

Net Asset Value Rollforward ($ in thousands, except per share data) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Per Share NAV, beginning of period $15.41 $15.28 $15.20 $15.18 $15.10 Net investment income 0.44 0.46 0.43 0.44 0.45 Net realized and change in unrealized gains (losses) (0.05) 0.05 0.03 (0.05) 0.01 Net increase (decrease) in net assets resulting from operations 0.39 0.51 0.46 0.39 0.46 Offering costs for the issuance of common stock – – – – – Repurchase of common stock – – – 0.01 – Distribution recorded (0.38) (0.38) (0.38) (0.38) (0.38) NAV, end of period $15.42 $15.41 $15.28 $15.20 $15.18 Total NAV, beginning of period $1,005,310 $996,845 $991,677 $993,367 $988,107 Net investment income 28,544 29,770 27,896 28,850 29,484 Net realized and change in unrealized gains (losses) (3,055) 3,492 2,068 (3,447) 649 Net increase (decrease) in net assets resulting from operations 25,486 33,262 29,963 25,404 30,132 Net proceeds from shares sold, less offering costs – – – – – Repurchase of common stock – – – (2,297) – Distributions recorded (24,796) (24,796) (24,795) (24,796) (24,872) NAV, end of period $1,006,001 $1,005,310 $996,845 $991,677 $993,367 Net Asset Value Per Share $15.42 $15.41 $15.28 $15.20 $15.18 $15 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Note: Numbers may not sum due to rounding. 53

Quarterly Operating Results ($ in thousands, except per share data) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Total investment income Interest income (excluding PIK) $65,681 $70,065 $66,681 $66,655 $64,787 Dividend income 12 473 740 115 23 PIK interest income 930 930 479 812 784 Other income 1,708 484 275 1,034 2,184 Total investment income $68,330 $71,951 $68,175 $68,617 $67,778 Expenses Management fees $4,386 $4,397 $4,374 $4,334 $4,264 Performance-based incentive fees 6,038 6,332 5,917 6,120 6,196 Interest and other debt expenses 26,178 27,155 26,275 26,002 24,766 Administrative services expense 1,223 1,371 1,621 1,425 1,422 Other general and administrative expenses 2,129 3,144 2,494 2,236 2,256 Total expenses 39,954 42,399 40,682 40,117 38,904 Management and performance-based incentive fees waived and offset - - - - (274) Expense reimbursements (168) (218) (403) (351) (335) Net expenses $39,786 $42,182 $40,279 $39,767 $38,295 Net investment income $28,544 $29,770 $27,896 $28,850 $29,484 Net realized gains (losses) ($8,088) $1,400 ($200) ($166) ($834) Net change in unrealized gains (losses) 5,033 2,092 2,267 (3,280) 1,483 Net realized and change in unrealized gains (losses) ($3,055) 3,492 2,068 (3,447) 649 Net increase (decrease) in net assets resulting from operations $25,489 $33,262 $29,963 $25,404 $30,132 Additional Data Net investment income per share $0.44 $0.46 $0.43 $0.44 $0.45 Earnings (loss) per share $0.39 $0.51 $0.46 $0.39 $0.46 Distribution recorded per common share $0.38 $0.38 $0.38 $0.38 $0.38 Weighted average shares outstanding 65,253,275 65,253,275 65,253,275 65,366,516 65,451,359 Shares outstanding, end of period 65,253,275 65,253,275 65,253,275 65,253,275 65,451,359 Note: Numbers may not sum due to rounding. 54

Quarterly Balance Sheet ($ in thousands, except share and per share data) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Assets Investments at fair value $2,352,835 $2,334,199 $2,369,108 $2,409,287 $2,385,211 Cash and cash equivalents (including foreign currencies) 49,612 122,127 43,150 50,197 70,063 Interest receivable 20,977 21,442 20,406 15,175 16,043 Receivable for investments sold 1,347 2,796 264 2,857 1,792 1 20,291 20,767 22,143 25,732 16,155 Other assets Total Assets $2,445,062 $2,501,331 $2,455,072 $2,503,248 $2,489,265 Liabilities Debt $1,405,121 $1,462,267 $1,434,497 $1,482,515 $1,470,852 Payables for investments purchased 1,343 - - 333 111 Distributions payable - - - - - Management and performance-base incentive fees payable 10,424 10,729 10,292 10,454 10,348 Interest payable 13,313 14,494 4,872 10,497 7,179 Accrued administrative services expense 1,734 1,657 2,601 1,801 1,393 Other liabilities and accrued expenses 7,126 6,874 5,966 5,971 6,014 Total Liabilities $1,439,062 $1,496,021 $1,458,227 $1,511,571 $1,495,897 Net Assets $1,006,001 $1,005,310 $996,845 $991,677 $993,368 Additional Data Net asset value per share $15.42 $15.41 $15.28 $15.20 $15.18 Debt-to-equity ratio 1.40 x 1.45 x 1.44 x 1.49 x 1.48 x 2 Net leverage ratio 1.35 x 1.34 x 1.40 x 1.45 x 1.41 x Shares outstanding, end of period 65,253,275 65,253,275 65,253,275 65,253,275 65,451,359 Note: Numbers may not sum due to rounding. 1. Other assets include cash collateral on option contracts, dividends receivable, deferred financing costs, variation margin receivable on options contracts and prepaid expenses and other assets. 2. The Company’s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 55

Funding Sources as of March 31, 2024 Debt Facilities ($ in thousands) Debt Issued/ Final Maturity Interest Principal Amount Amended Date Rate Outstanding Secured Facilities: 1 4 Senior Secured Facility ($1.705 billion) 4/19/2023 4/19/2028 SOFR + 187.5 +10bps $ 625, 110 5 6 MFIC Bethesda CLO I LLC Class A-1 Notes 11/2/2023 10/23/2035 SOFR + 240bps 232, 000 Subtotal 857,110 Unsecured Notes: 2025 Notes 3/3/2015 3/3/2025 5.250% 350, 000 2026 Notes 7/16/2021 7/16/2026 4.500% 125, 000 7 2028 Notes 12/13/2023 12/15/2028 8.000% 80, 000 Subtotal 555, 000 2 3 Weighted Average Annualized Interest Cost & Total Debt Obligations 7.091% 1, 412,110 Deferred Financing Cost and Debt Discount (6,989) Total Debt Obligations, Net of Deferred Financing Cost and Debt Discount $ 1, 405,121 1. Lender commitments under the Facility will remain $1.705 billion until December 22, 2024 and will decrease to $1.550 billion thereafter. 2. Includes the stated interest expense and commitment fees on the unused portion of the Senior Secured Facility. Excludes amortized debt issuance costs. For the three months ended March 31, 2024. Based on average debt obligations outstanding. 3. There was an increase in interest rate of 15 bps quarter-over-quarter; from 6.94% to 7.09% due to increase in SOFR. 4. Interest Rate for all lender commitments, excluding Special Non-Extending Lenders ($50 million commitment) is SOFR + 187.5 + 10bps for USD facilities and SONIA +187.5 + 10bps for GBP facilities. Interest Rate for Special Non-Extending Lenders ($50 million commitment) is SOFR + 200 + 10bps for USD facilities and SONIA + 200 + 10bps for GBP facilities. 5 Class A-1 Senior Secured Floating Rate Notes bear interest at the three-month SOFR plus 2.40%. 6. On November 2, 2023, the Company completed a $402.36 million middle market collateralized loan obligation transaction. The Company sold the AAA Class A-1 Notes ($232.00 million par with a coupon of three-month SOFR plus 2.40%) and retained all Class A-2 Notes and all Subordinated Notes. Proceeds from the CLO transaction were used to repay borrowings under the Company’s Senior Secured Facility. 7. On December 13, 2023, the Company issued $86.25 million aggregate principal amount of 8.00% Notes due 2028 (inclusive of $11.25 million aggregate principal amount pursuant to the underwriters’ overallotment option to purchase additional Notes). 56

Interest Rate Exposure as of March 31, 2024 1 Investment Portfolio by Interest Rate Type Funding Sources by Interest Rate Type Variable rate assets Fixed rate debt 1% Fixed rate assets 23% 4% Non yielding and non-accrual assets 9% Common equity 42% Floating rate debt Floating rate 35% assets 86% Floating Rate Asset Floor Net Investment Income Interest Rate Sensitivity Annual Net Investment Par or Cost Annual Net Investment % of Floating Rate Portfolio Income (in millions) Income Per Share (in millions) Interest Rate Floors Basis Point Change No Floor $13 1% Up 150 basis points $14.9 $0.228 < 1.00% 160 8% Up 100 basis points $9.9 $0.152 1.00% to 1.24% 1,694 82% Up 50 basis points $5.0 $0.076 1.25% to 1.49% 0 0% Down 50 basis points ($5.0) ($0.076) 1.50% to 1.74% 39 2% Down 100 basis points ($9.9) ($0.152) > = 1.75% 155 8% Down 150 basis points ($14.9) ($0.228) Note: Numbers may not sum due to rounding. 1. Total investment portfolio. On a fair value basis. 57

Realized and Change in Unrealized Gains (Losses) by Strategy ($ in millions) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Leveraged lending ($4.0) $4.5 $0.0 ($0.5) $1.0 Life sciences ($0.5) ($3.3) ($2.2) ($2.0) $0.1 Franchise Finance ($0.0) $0.0 $0.1 $0.1 ($0.1) Asset based and Lender finance ($1.9) $2.7 $0.2 $1.8 $0.2 Fx gain (loss) on corporate lending $0.2 ($2.0) $2.2 ($1.6) ($0.9) Corporate lending portfolio ($6.2) $1.9 $0.4 ($2.3) $0.2 Merx Aviation $2.6 $2.7 $2.5 ($0.8) $1.2 Other $0.5 ($1.1) ($0.8) ($0.3) ($0.8) Total investment portfolio ($3.1) $3.5 $2.1 ($3.4) $0.6 Corporate Lending Gain (Loss) by Lien Type 1st lien corporate lending ($7.0) $4.1 ($0.3) $0.0 ($0.8) 2nd lien and other corporate Lending $0.8 ($2.2) $0.7 ($2.3) $1.0 Corporate lending portfolio ($6.2) $1.9 $0.4 ($2.3) $0.2 per share Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Leveraged lending ($0.06) $0.07 $0.00 ($0.01) $0.01 Life sciences ($0.01) ($0.05) ($0.03) ($0.03) $0.00 Franchise Finance ($0.00) $0.00 $0.00 $0.00 ($0.00) Asset based and Lender finance ($0.03) $0.04 $0.00 $0.03 $0.00 Fx gain (loss) on corporate lending $0.00 ($0.03) $0.03 ($0.02) ($0.01) Corporate lending portfolio ($0.09) $0.03 $0.01 ($0.04) $0.00 Merx Aviation $0.04 $0.04 $0.04 ($0.01) $0.02 Other $0.01 ($0.02) ($0.01) ($0.00) ($0.01) Total investment portfolio ($0.05) $0.05 $0.03 ($0.05) $0.01 Corporate Lending Gain (Loss) by Lien Type 1st lien corporate lending ($0.11) $0.06 ($0.01) $0.00 ($0.01) 2nd lien and other corporate Lending $0.01 ($0.03) $0.01 ($0.04) $0.02 Corporate lending portfolio ($0.09) $0.03 $0.01 ($0.04) $0.00 Note: Numbers may not sum due to rounding. 58

Outstanding Commitments ($ in thousands) Mar-24 Dec-23 Sep-23 Jun-23 Mar-23 Revolver Obligations and Bridge Loans 1 $75,762 $89,089 $89,691 $88,357 $100,566 Funded 1, 2 Unfunded 182,695 176,723 175,720 181,088 182,462 Par $258,457 $265,811 $265,411 $269,445 $283,029 3 Unfunded Revolver and Bridge Loan Availability Unavailable $2,976 $2,336 $1,588 $2,479 $1,926 Available 179,719 174,387 174,132 178,609 180,536 Total Unfunded $182,695 $176,723 $175,720 $181,088 $182,462 4 Delayed Draw Term Loans Par $170,567 $167,756 $142,575 $154,550 $176,702 Number of borrowers 40 37 37 40 39 See Note 8 (Commitments and Contingencies) in the Company's Form 10-Q for the year ended March 31, 2024 for additional information. 1. The funded revolver obligations include standby letters of credit issued and outstanding under the Senior Secured Facility. The unfunded revolver obligations include all other standby letters of credit issued and outstanding. 2. The unfunded revolver obligations relate to loans with various maturity dates. 3. Revolver availability is determined based on each loan’s respective credit agreement which includes covenants that need to be met prior to funding and / or collateral availability for asset-based revolver obligations. 4. The delayed draw term loans include conditionality for the use of proceeds and are generally only accessible for acquisitions and also require lender approval. In addition, the delayed draw term loans require the satisfaction of certain pre-negotiated terms and conditions which can include covenants to maintain specified leverage levels and other related borrowing base covenants. 59

MFIC’s Portfolio by Strategy and Lien Type $ in 000's First Lien Second Lien Other Total Corporate lending $ 2,051,724 $ 13,459 $ 52,210 $ 2,117,392 Merx Aviation 70, 075 - 119,672 189, 747 Other 14, 879 - 30,817 45, 696 Total Potfolio $ 2,136,677 $ 13,459 $ 202,699 $ 2,352,836 % Total Portfolio First Lien Second Lien Other Total Corporate lending 87% 1% 2% 90% Merx Aviation 3% 0% 5% 8% Other 1% 0% 1% 2% Total Potfolio 91% 1% 9% 100% % Corporate Lending First Lien Second Lien Other Total Corporate lending 97% 1% 2% 100% At fair value. As of March 31, 2024. 60

Contact Information Elizabeth Besen Gregory W. Hunt Investor Relations Manager Chief Financial Officer and Treasurer Phone: (212) 822-0625 Phone: (212) 822-0655 Email: ebesen@apollo.com Email: ghunt@apollo.com 61

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MidCap Financial Investment Corporation, a Maryland corporation (“MFIC”), Apollo Senior Floating Rate Fund Inc., a Maryland corporation (“AFT”), and Apollo Tactical Income Fund Inc., a Maryland corporation (“AIF”), and distribution projections; business prospects of MFIC, AFT and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto (such agreement, the “AFT Merger Agreement”, and such mergers, the “AFT Mergers”), (ii) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto (such agreement, the “AIF Merger Agreement” and, together with the AFT Merger Agreement, the “Merger Agreements”, and such mergers, the “AIF Mergers” and, together with the AFT Mergers, the “Mergers”) on the expected timeline, or at all; (iii) the expected synergies and savings associated with the Mergers; (iv) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (v) the percentage of the stockholders of MFIC, AFT and AIF voting in favor of the applicable Proposals (as defined below); (vi) the possibility that competing offers or acquisition proposals will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (viii) risks related to diverting management’s attention from ongoing business operations; (ix) the combined company’s plans, expectations, objectives and intentions as a result of the Mergers; (x) any potential termination of one or both Merger Agreements; (xi) the future operating results and net investment income projections of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xii) the ability of Apollo Investment Management, L.P., a Delaware limited partnership and the investment adviser to MFIC (“MFIC Adviser”), to implement MFIC Adviser’s future plans with respect to the combined company; (xiii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiv) the business prospects of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xv) the impact of the investments that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company expect to make; (xvi) the ability of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvii) the expected financings and investments and additional leverage that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xviii) the adequacy of the cash resources and working capital of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xix) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xxi) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT and AIF have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT and/or AIF in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT, AIF or in any fund or other investment vehicle managed by Apollo Global Management, Inc. or any of its affiliates.

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Additional Information and Where to Find It

This communication relates to the proposed Mergers and certain related matters contemplated by the Merger Agreements (the “Proposals”). In connection with the Proposals, MFIC, AFT and AIF filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC filed with the SEC a registration statement (Registration No. 333-275640) that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement each contains important information about MFIC, AFT, AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AFT AND AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT AND AIF AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2024. AFT, AIF, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

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